                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                             Venturian Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $1.00 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   923304109
-------------------------------------------------------------------------------
                                (CUSIP Number)



                                August 18, 1997
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [_]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages
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                                  SCHEDULE 13G
-------------------------                                  ---------------------
CUSIP No. 923304109                                            Page 2 of 7 Pages
-------------------------                                  ---------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     White Dwarf Partners, L.P.
     36-4143199
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[x]
                                                        (b)[_]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware Limited Partnership
-----------------------------------------------------------------------------
NUMBER OF        5   SOLE VOTING POWER
SHARES         --------------------------------------------------------------
BENEFICIALLY     6   SHARED VOTING POWER 56,274 Shares
OWNED BY       --------------------------------------------------------------
EACH             7   SOLE DISPOSITIVE POWER
REPORTING      --------------------------------------------------------------
PERSON WITH      8   SHARED DISPOSITIVE POWER 56,274 Shares
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,274 Shares
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                              [_]

-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.0%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------------                                  ---------------------
CUSIP No. 923304109                                          Page 3 of 7 Pages
-------------------------                                  ---------------------

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pluto L.L.C.
     36-4143196
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[x]
                                                        (b)[_]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Limited Liability Company
-----------------------------------------------------------------------------
NUMBER OF        5  SOLE VOTING POWER
SHARES         --------------------------------------------------------------
BENEFICIALLY     6  SHARED VOTING POWER    56,274 Shares
OWNED BY       --------------------------------------------------------------
EACH             7  SOLE DISPOSITIVE POWER
REPORTING      --------------------------------------------------------------
PERSON WITH      8  SHARED DISPOSITIVE POWER    56,274 Shares
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,274 Shares
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [_]

-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO
-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:

           Venturian Corporation, a Minnesota corporation ("Venturian").

Item 1(b)  Address of Issuer's Principal Executive Offices:

           11111 Excelsior Boulevard, Hopkins, MN 55343.

Item 2(a)  Name of Persons Filing:

           White Dwarf Partners, L.P. ("White Dwarf"), and Pluto L.L.C. ("Pluto"). Pluto is the general partner of White Dwarf, a private investment fund.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The principal business office of White Dwarf and Pluto is located at 225 W. Washington St., Suite 1650, Chicago, IL 60606.

Item 2(c)  Citizenship:

           White Dwarf is a Delaware limited partnership and Pluto is an Illinois limited liability company.

Item 2(d)  Title of Class of Securities:

           Common Stock, $1.00 par value per share, of Venturian (the "Common Stock").

Item 2(e)  CUSIP Number:
           923304109

Item 3     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

           (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

           (d) [_] Investment company registered under Section 8 of the Investment Company Act;

           (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                   (E);

           (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                               Page 4 of 7 Pages

           (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           (a)   Amount beneficially owned:

                 56,274 shares of Common Stock (the "Shares")

           (b)   Percent of class:

                 5.0%

           (c)   Number of shares as to which such person has:
           (i)   Sole power to vote or to direct the vote:  None
           (ii)  Shared power to vote or to direct the vote: 56,274 Shares
           (iii) Sole power to dispose or to direct the disposition of:  None
           (iv) Shared power to dispose or to direct the disposition of: 56,274 Shares

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Peter Pride Trust, as the sole and managing member of Pluto, controls Pluto and has the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. Messrs. Thomas Goodman and Peter Foreman are trustees of the Peter Pride Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

                               Page 5 of 7 Pages

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 6 of 7 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 18, 1998


PLUTO L.L.C.


By:  Peter Pride Trust


     By: /s/ Peter Foreman
         ----------------------------
         Peter Foreman, Trustee



WHITE DWARF PARTNERS, L.P.


By:  Pluto L.L.C., its general partner


By:  Peter Pride Trust


     By: /s/ Peter Foreman
         ----------------------------
         Peter Foreman, Trustee


                               Page 7 of 7 Pages